Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

www.securian.com

651.665.3500

February 28, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F. Street, N.E.

Washington, DC 20549

Re:	Post-Effective Amendment No. 46 Filing Pursuant to Rule 485(a)

Advantus Series Fund, Inc.
File Numbers: 2-96990 and 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment No. 46 to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (“Series Fund”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), to go effective May 1, 2012 pursuant to Rule 485(a)(1).

The accompanying post-effective amendment is a “narrative only” filing. Financial data will be provided in a subsequent post-effective amendment filed on May 1, 2012, pursuant to paragraph (b) of Rule 485.

At a special meeting of shareholders of the Series Fund, shareholders approved the Reorganization Agreement pursuant to which each series of the Series Fund (collectively the “Portfolios”) would be reorganized as separate series of Securian Funds Trust (the “Trust”) a newly formed Delaware statutory trust, and pursuant to which the Portfolios and the Series Fund will be liquidated and dissolved (the “Reorganization”). (The definitive proxy statement dated September 8, 2011 was filed with the SEC on September 2, 2011.)

The purpose of the Reorganization is to change the state and form of organization of the Series Fund from a Minnesota corporation to the newly formed Delaware statutory trust. Each Portfolio will be reorganized into a corresponding new series of the Trust (each a “New Fund”). In connection with the implementation of the Reorganization, the Trust will adopt, pursuant to Rule 414 of the Securities Act of 1933 (the “1933 Act”), the Registration Statement of the Series Fund. After the Reorganization, each New Fund’s investment objective, investment strategies, fees and expenses, will be the same as those of the corresponding Portfolio.

Securities and Exchange Commission

February 28, 2012

It is contemplated that the closing of the Reorganization of the Series Fund and the Trust will occur on May 1, 2012. May 1, 2012 is also the date the annual update of the Series Fund’s Registration Statement will occur (the fiscal year end of the Series Fund is December 31).

The enclosed post-effective amendment to the Registration Statement on behalf of Series Fund reflects the changes which will be made in connection with the closing of the Reorganization. Then, to meet the requirements of Rule 414, a post-effective amendment to the Registration Statement on behalf of Securian Funds Trust will be filed under Rule 485(b) on May 1, 2012, to go effective the same day, and will contain the “adopting language” required by Rule 414, updated exhibits, and the updated indemnification and related sections of the Registration Statement.

This is the process Michael J. Radmer referred to in an e-mail to Sonny Oh and others dated December 5, 2011.

In addition to the changes in the prospectus and SAI necessitated by the Reorganization, various minor clarifications have been made to descriptions of certain investment practices and policies. We have also provided updated language in the SAI to reflect newly adopted CFTC regulations. Significant changes to the “Taxes” section of the prospectus at page 64 and the “Taxes” section of the SAI at page 79 have been made consistent with the disclosures of the September 8, 2011 proxy statement of the Series Fund.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Series Fund hereby acknowledges that:

1. The Series Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3. The Series Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that Sonny Oh will be reviewing the Registration Statement. Mr. Oh was also the reviewer for the proxy statement for the Series Fund referred to above. For the convenience of the staff in reviewing the Registration Statement, a redlined copy of the Registration Statement is being sent by e-mail directly to Mr. Oh.

Questions regarding this filing may be directed to the undersigned by telephone at 651-665-4872 or by e-mail at eric.bentley@securian.com.

Sincerely,

/s/ Eric J. Bentley
Eric J. Bentley Second Vice President

EJB: K0J

cc:	Michael J. Radmer, Esq.
Dorsey & Whitney LLP